April 29, 2005

J. Michael Parish
Chairman
Board of Trustees
Forum Funds
Two Portland Square
Portland, Maine 04102

        RE: Contractual Waivers and Reimbursements

Dear Mr. Parish:

         Absolute Investment Advisers LLC (the "Adviser") agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure that total annual operating expenses (excluding taxes, interest, portfolio transaction expenses and extraordinary expenses) for the Absolute Strategies Fund (the "Fund"), a series of the Forum Funds (the "Trust"), does not exceed 1.95%, 2.25% and 3.25%, for Institutional Shares, A Shares and C Shares, respectively, through July 31, 2006.

         This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate on July 31, 2006.

                                            Very truly yours,

                                            Absolute Investment Advisers LLC

                                            By:      _____________________